Filed by The Chubb Corporation

pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934

Subject Company: The Chubb Corporation

Commission File No.: 1-8661

Chubb disseminated the following ACE press release to its employees on July 27, 2015.

ACE Group 1133 Avenue of the Americas New York, N.Y. 10036	acegroup.com @ACEGroup

ACE Announces Future Leadership Team for Company’s North American Insurance Operations

Appointments to become effective upon completion of ACE’s acquisition of Chubb

Zurich — July 27, 2015 — ACE Limited announced today the leadership team it intends to appoint for the company’s North American insurance operations. The appointments will take effect upon completion of the acquisition of Chubb, which is expected in the first quarter of next year.

The appointments are aligned with an organizational structure centered on specific commercial and personal property and casualty (P&C) customer segments – large corporate clients; middle market and small commercial clients; and affluent and high net worth (HNW) personal lines clients. The organizational structure is also designed to maximize the strengths of the company’s extensive branch and field organization and expanded agency and brokerage distribution relationships.

John Lupica will serve as Vice Chairman of the parent company and Co-President of the North America Insurance division. Currently Vice Chairman of ACE Group and Chairman of the company’s Insurance—North American businesses, Mr. Lupica will have executive operating responsibility for the retail commercial P&C insurance businesses that serve the large corporate market in the U.S. and Canada, the excess and surplus lines (E&S) market in the U.S. and Bermuda, and the agriculture insurance market in the United States. Reporting to Mr. Lupica will be the company’s business that provides P&C insurance coverage to large domestic and multinational corporations through retail brokers and agents (currently known as ACE USA and the large corporate business of Chubb); the company’s U.S.-based E&S and specialty products business (currently known as ACE Westchester and Chubb Custom); the company’s insurance operations in the Bermuda wholesale market (currently known as ACE Bermuda and Chubb Atlantic); and the company’s agriculture insurance business. Mr. Lupica’s scope of responsibility will include all P&C products, underwriting, claims, actuarial and support functions related to these businesses. Mr. Lupica will also have executive responsibility for the company’s branch operations and field organization in North America that serves the agents and brokers of Chubb and ACE, and he will have responsibility for North America’s information technology group. Mr. Lupica will report to John Keogh, who is currently Vice Chairman and Chief Operating Officer of ACE Group and who will continue to serve in that role for the parent company.

Dino Robusto will serve as Executive Vice President of the parent company and Co-President of the North America Insurance division. Currently President of Commercial and Specialty Lines for Chubb, Mr. Robusto will have executive operating responsibility for the retail commercial P&C insurance businesses serving the middle market and small commercial customer segments for all products in the United States and Canada through a broad distribution system that includes independent agents and brokers. In addition, the company’s personal lines insurance business serving affluent and HNW individuals and families in North America (currently known as ACE Private Risk Services and Chubb Personal Insurance) will report to Mr. Robusto. Mr. Robusto’s scope of responsibility will include all P&C products,

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underwriting, claims, actuarial and support functions related to these businesses, as well as a matrixed responsibility for the field organization personnel responsible for the sales and servicing of the middle market, small commercial and HNW personal lines markets. Mr. Robusto will also have executive responsibility for the company’s North American claims organization serving both commercial and personal P&C customers. Mr. Robusto will report to Mr. Keogh and will join the parent company’s Executive Committee.

Harold Morrison, Jr. will serve as Senior Vice President of the parent company and Executive Vice President and Chief Field Officer for the North America Insurance division. Currently Chief Global Field Officer and Chief Administrative Officer for Chubb, Mr. Morrison will be responsible for the branch and field organization, which will be a tremendous asset and competitive advantage of the company and includes more than 50 offices in the U.S. and Canada. Working closely with Mr. Lupica and Mr. Robusto, Mr. Morrison will ensure the field organization is aligned with the company’s North American growth strategies and he will be responsible for servicing and managing the business and company relationships with the company’s agent and broker distribution partners in North America. Mr. Morrison will report to Mr. Lupica.

“I am delighted to announce the future North America leadership team for our company,” said Evan G. Greenberg, Chairman and Chief Executive Officer, ACE Group. “John, Dino and Harold are highly talented, experienced leaders with long track records of success building and managing insurance businesses. We are fortunate to have executives with this kind of leadership skill and industry experience to lead our commercial and personal P&C operations in North America. In John and Dino, the two most senior North American operating executives, I have every confidence in their ability and passion to drive business results, achieve our collective vision and fulfill the tremendous potential that our two companies together represent. In his continued role as Vice Chairman of the parent company, John has been and will continue to be a great partner to both John Keogh and me. He will also be a great partner in helping our Chubb colleagues navigate and understand the ACE culture and organization. John Keogh and I welcome Dino and Harold to the future senior management team. We look forward to working with them.”

About ACE Group

ACE Group is one of the world’s largest multiline property and casualty insurers. With operations in 54 countries, ACE provides commercial and personal property and casualty insurance, personal accident and supplemental health insurance, reinsurance and life insurance to a diverse group of clients. ACE Limited, the parent company of ACE Group, is listed on the New York Stock Exchange (NYSE: ACE) and is a component of the S&P 500 index. Additional information can be found at: www.acegroup.com.

Contacts

Investors:

Helen Wilson: (441) 299-9283; helen.wilson@acegroup.com

Media:

Jeffrey Zack: (212) 827-4444; jeffrey.zack@acegroup.com

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Cautionary Statement Regarding Forward-Looking Statements

All forward-looking statements made in this communication, related to the acquisition of Chubb, potential post-acquisition performance or otherwise, reflect ACE’s current views with respect to future events, business transactions and business performance and are made pursuant to the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. In some cases, you can identify forward-looking statements by words such as “may,” “will,” “should,” “expect,” “plan,” “anticipate,” “intend,” “believe,” “estimate,” “predict,” “potential,” “continue,” “could,” “future,” “project” or other words of similar meaning. All forward-looking statements involve risks and uncertainties, which may cause actual results to differ, possibly materially, from those contained in the forward-looking statements.

Forward-looking statements include, but are not limited to, statements about the benefits of the proposed transaction involving ACE and Chubb, including future financial results; ACE’s and Chubb’s plans, objectives, expectations and intentions; the expected timing of completion of the transaction and other statements that are not historical facts. Important factors that could cause actual results to differ, possibly materially, from those indicated by the forward-looking statements include, without limitation, the following: the inability to complete the transaction in a timely manner; the inability to complete the transaction due to the failure of Chubb’s shareholders to adopt the transaction agreement or the failure of ACE shareholders to approve, among other matters, the issuance of ACE common shares in connection with the acquisition; the failure to satisfy other conditions to completion of the transaction, including receipt of required regulatory approvals; the failure of the proposed transaction to close for any other reason; the possibility that any of the anticipated benefits of the proposed transaction will not be realized; the risk that integration of Chubb’s operations with those of ACE will be materially delayed or will be more costly or difficult than expected; the challenges of integrating and retaining key employees; the effect of the announcement of the transaction on ACE’s, Chubb’s or the combined company’s respective business relationships, operating results and business generally; the possibility that the anticipated synergies and cost savings of the merger will not be realized, or will not be realized within the expected time period; the possibility that the transaction may be more expensive to complete than anticipated, including as a result of unexpected factors or events; diversion of management’s attention from ongoing business operations and opportunities; general competitive, economic, political and market conditions and fluctuations; and actions taken or conditions imposed by the United States and foreign governments and regulatory authorities. In addition, you should carefully consider the risks and uncertainties and other factors that may affect future results of the combined company described in the section entitled “Risk Factors” in the joint proxy statement/prospectus to be delivered to ACE’s and Chubb’s respective shareholders, and in ACE’s and Chubb’s respective filings with the Securities and Exchange Commission (“SEC”) that are available on the SEC’s website, located at www.sec.gov, including the sections entitled “Risk Factors” in ACE’s Annual Report on Form 10–K for the year ended December 31, 2014, which was filed with the SEC on February 27, 2015, and “Risk Factors” in Chubb’s Annual Report on Form 10–K for the year ended December 31, 2014, which was filed with the SEC on February 26, 2015. You should not place undue reliance on forward-looking statements, which speak only as of the date of this communication. ACE undertakes no obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

Additional Information and Where to Find It

This communication does not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval. This communication may be deemed to be solicitation material in respect of the proposed transaction between ACE and Chubb. In connection with the proposed transaction, ACE intends to file a registration statement on Form S-4, containing a joint proxy statement/prospectus with the SEC. The final joint proxy statement/prospectus will be delivered to the shareholders of ACE and Chubb. This communication is not a substitute for the registration statement, definitive joint proxy statement/prospectus or any other documents that ACE or Chubb may file with the SEC or send to shareholders in connection with the proposed transaction. SHAREHOLDERS ARE

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URGED TO READ ALL RELEVANT DOCUMENTS FILED WITH THE SEC, INCLUDING THE JOINT PROXY STATEMENT/PROSPECTUS, BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED TRANSACTION.

Shareholders will be able to obtain copies of the joint proxy statement/prospectus and other documents filed with the SEC (when available) free of charge at the SEC’s website, http://www.sec.gov. Copies of documents filed with the SEC by ACE will be made available free of charge on ACE’s website at www.acegroup.com. Copies of documents filed with the SEC by Chubb will be made available free of charge on Chubb’s website at www.chubb.com.

Participants in Solicitation

ACE, Chubb and their respective directors, executive officers and other members of management and employees may be deemed to be participants in the solicitation of proxies in respect of the proposed transaction. Information about the directors and executive officers of ACE is set forth in the proxy statement for ACE’s 2015 Annual General Meeting, which was filed with the SEC on April 8, 2015, and ACE’s Annual Report on Form 10-K for the year ended December 31, 2014, which was filed with the SEC on February 27, 2015. Information about the directors and executive officers of Chubb is set forth in the proxy statement for Chubb’s 2015 Annual Meeting of Shareholders, which was filed with the SEC on March 13, 2015, and Chubb’s Annual Report on Form 10-K for the year ended December 31, 2014, which was filed with the SEC on February 26, 2015. Other information regarding the participants in the proxy solicitation and a description of their direct and indirect interests, by security holdings or otherwise, will be contained in the joint proxy statement/prospectus and other relevant materials filed with the SEC. You may obtain free copies of these documents as described above.

ACE®, ACE logo®, and ACE insured® are trademarks of ACE Limited.	4